P.O. BOX 370
KIRKLAND LAKE, ON   P2N 3J7

Management’s Discussion & Analysis (‘MD&A’)
For the Year Ended April 30, 2007

This MD&A is intended to help the reader understand Kirkland Lake Gold Inc. (‘KGI’ or ‘the Company’), our operations and our present business environment.

This MD&A has been prepared as of July 17, 2007 and covers the results of operations for the fourth quarter and year ended April 30, 2007. It is intended to supplement the audited Financial Statements and notes thereto which are expressed in Canadian Dollars and prepared in accordance with Canadian Generally Accepted Accounting Principles. These statements together with the following management’s discussion and analysis are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the potential future performance. Additional information relating to the Company is available from the Company’s most recent Annual Information Form (‘AIF’) filed with the Canadian securities regulators on SEDAR at www.sedar.com  and Annual Report (Form 20-F) filed the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

FORWARD LOOKING INFORMATION

Certain statements in this document constitute ‘forward looking statements’ and these statements are made as of the date hereof. Any forward looking statements are based upon reasonable assumptions, but no guarantees or assurances can be given that actual results will be consistent with such statements.

Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other factors include, but are not limited to, the following:

•	Risks inherent in the natural resource exploration, development and production
•	Lack of operating cash flow and the Company’s dependency on additional capital
•	Competition in the mineral exploration and mining industries
•	Governmental regulation and environmental liability
•	Uncertainty of title of resource properties
•	Results of legal claims made by or against the Company

A comprehensive list of the risks and uncertainties are set out in the Company’s AIF. Readers should not place undue reliance on any forward looking statements.

OUR BUSINESS

The Company is an operating gold mining company located in Kirkland Lake, Ontario, which owns the Macassa Mine and Mill and four contiguous former gold producing properties. The Company’s corporate goal is to expand its gold resources and reserves and reduce its operating costs to become a profitable gold producer.

The Company’s common shares trade on the TSX (Toronto Stock Exchange) and on the AIM (Alternative Investment Market) of the London Stock Exchange.

The Company’s senior management and Board of Directors have a range of experience in the natural resource and mining sectors that includes, exploration, mining and marketing, as well as experience in the legal and corporate finance areas.

OPERATIONS REVIEW - INCLUDING A REVIEW OF REVENUES AND COSTS

The Company incurred a loss for the quarter ended April 30, 2007 of $1,190,914 or $0.02 per share, which compares with a loss of $2,530,091 or $0.05 per share for the previous quarter and a loss of $2,463,054 or $0.04 per share reported for the same period of fiscal 2006. The Company incurred a loss for the year ended April 30, 2007 of $8,383,405 or $0.16 per share, which compares with a loss of $6,456,560 or $0.13 per share reported for fiscal 2006.  The principal causes of these quarterly and annual variations are explained after the ‘Financial Highlights’ table following.

During the fourth quarter:

•
Gold sales were 13,635 troy ounces with an average price of CDN$772 per ounce. This compares with gold sales of 15,931 ounces with an average sales price of CDN$666 per ounce during same period in the prior year.

•
50,839 tons of rock were hoisted from underground operations, of which 40,128 tons were milled as ore producing 16,558 ounces of gold. (2006: hoisted tons: 70,348, milled tons: 45,576, and 16,597 ounces).

•
3,130 feet (2006: 4,403 feet) of lateral and vertical operating stope development was completed, a decrease of 29% over the same period in fiscal 2006.This is primarily due to the majority of the Upper D-Zone development being completed. The construction of a new waste pass delayed development of important stope projects on the 5150 and 5300 levels. Ore development in the New South Zones on 5300 Level accounted for 943 feet or 30% of this development.

•
The grade of development ore generated in the new south zones for the quarter was 0.58 ounces of gold per ton which is 36% higher than the grade of ore processed for the quarter (0.426 ounces of gold per ton)

•
528 feet (2006: 2,191 feet) of long term drift and raise development was completed, a decrease of 76% primarily due to the completion of the D-Zone North ramp and 4718 ramp. Development to access the new south zones from the 5300 level was also not capitalized as it was ore grade material.

•
Ore grade to the mill was 0.426 ounces of gold per ton (calculated head grade; 2006: 0.374) for the quarter. Ore tonnage generated from the new zones accounted for 5,315 tons or nearly 13% of the quarterly milled tonnage. As a percentage of hoisted ore tons, the long-hole mining method contributed 52% compared to 50% in the preceding quarter.

During fiscal 2007:

•
Successful exploration in the South Mine Complex saw Proven and Probable Reserves plus Measured and Indicated Resources increase by 249% and inferred resources increase by 97% (see additional information in the Company’s 2007 AIF). The drilling cost per new ounce found was $3.30.

•
Gold sales during the 2007 fiscal year were 50,890 troy ounces with an average price of CDN$720 per ounce. This compares with gold sales of 59,630 ounces with an average sales price of CDN$589 per ounce during the prior year.

•
Production was 52,958 ounces, which fell short of the Company’s estimated production stated in the prior quarter MD&A of 55,000-60,000 ounces, and fell short of fiscal 2006 production by 9% or 5,357 ounces.

•
9,792 feet (2006: 12,979 feet) of lateral and vertical operating stope development was completed, a decrease of 25%. In 2008, more intensive operating development will be undertaken in the New South Zones to the south off the 5000 and 5300 levels. Up to this point development has been limited to single face drives to access the new discoveries, up to 1500 feet to the south. Operating development associated with the new south zones (ore and waste) represented 33% (or 3,204 feet) of the total operating development for fiscal 2007.

•
The grade of development ore generated in the new south zones for the year was 0.55 ounces of gold per ton which is 51% higher than the grade of ore processed for the year (0.365 ounces of gold per ton). In total 9,724 tons of ore was generated in this development for the year representing 6.5% of the total annual mill feed.

•
6,223 feet (2006: 10,477 feet) of long term drift and raise development was completed, a decrease of 41% due to the completion of the D-Zone, 5036, and 4721 complex infrastructure including muck passes, vent raises and an access ramp.

•
Dilution from long-hole mining and from ore pass wall sloughing were major challenges earlier in the year and contributed to lower grades than forecast, however, reduced emphasis on long-hole mining - particularly in the New South Mine in the future - together with some new long-hole procedures, helped bring dilution to more acceptable levels in the final quarter.

•
Waste pass construction also caused delays to important stope development projects on the 5150 and 5300 levels and between the 3400 to 4700 levels. The lower waste pass system has now been completed and the higher level system will be completed during the second quarter of fiscal 2008.

•
A new underground communications system, two new scoop trams and two man carriers were purchased during the year to improve productivity.  Late in the year, a significant project also started to double the total grinding capacity of the mill to around 3,000 tons per day.

Financial Highlights (all amounts in thousands of Canadian dollars, except shares and per share figures)
	12 months ended April 30 2007	12 months ended April 30 2006	12 months ended April 30 2005
Revenue	36,656	35,123	22,156
Operating Expenses	38,459	36,145	39,425
Exploration Expenditure	4,860	5,025	8,128
Net (loss)	(8,383)	(6,457)	(28,159)
Per share (basic and diluted)	(0.16)	(0.13)	(0.68)
Cash Flow (used) for operating activities	(7,051)	(4,804)	(25,849)
Cash Flow from financing activities	31,299	20,169	32,676
Cash Flow (used) for investing activities	(7,415)	(14,586)	(9,915)
Net increase (decrease) in cash	16,863	779	(3,088)
Cash at end of period	26,275	9,412	8,633
Total Assets	80,769	60,767	47,735
Total Liabilities	9,143	11,784	12,006
Working Capital	26,216	6,702	3,976
Weighted average number of shares outstanding	52,947,013	48,118,378	41,611,019
Dividends per share	0	0	0

Compared to the year ended April 30, 2006:

•	Gold revenues were 4.4% higher at $36,656,189 (2006- $35,122,603) with a 22% increase in the gold price offset by a 15% reduction in ounces sold due to lower production.

•	Operating expenses increased to $38,459,276 (2006- $36,145,073). This increase was primarily due to a 41% reduction in capitalized development spending (referred to above).

•
General and administrative expenses were $2,924,588 (2006: $1,551,852). The increase of $1,372,736 is primarily a result of higher payroll and directors fees ($310,345), consultancy ($170,645), audit and other financial reporting related matters ($102,000), travel ($295,538), investor relations costs ($301,526) and taxes ($149,404).

•
The exploration program to fully capitalize on the exploration potential of the Company’s mining properties continued with annual exploration expenditures of $4,859,718 (2006- $5,024,637). This decrease was a function of fewer drills operating and no exploration taking place from Shaft 2 in the second half of the year.

•	The net loss includes $650,035 (2006: $824,918) relating to future income tax recoverable on the $1.8 million ’flow-through’ financing completed during the third quarter.

•
Total production spending including operating costs, capital spending and royalties fell $4.7 million to $42.1 million (2006: $46.8 million). Capital spending on mine development and equipment fell to $7.1 million (2006: $14.6 million) reflecting the substantially lower level of underground capital development.

•	Net proceeds from financing activities were $31,328,989 (2006: $20,169,374).

•
Cash at the end of the period was $26,275,033 (2006: $9,411,925) primarily as a result of two private placements and the ‘flow-through’ financing completed during the year.  The change in interest income reflects higher cash balances on deposit.

In the fourth quarter:

•	Gold revenues were 1% lower at $10,529,260 (2006: $10,631,815), of this 13% was due to an increase in the realized gold price offset by a 14% reduction in ounces sold.

•	Operating expenses fell $2 million to $9,889,058 (2006: $11,935,806) reflecting the lower level of production and the effect of cost saving initiatives.

•	Exploration expenses were 38% lower at $857,462 (2006: $1,379,114). This decrease was a function of fewer drills operating and no exploration taking place at Shaft 2.

•
General and administrative expenses were $964,770 (2006: $709,045). Additional professional fees, higher payroll, consulting costs, audit and investor relations fees substantially account for the difference between periods.

•	Total production spending including operating costs, capital spending and royalties was 25% lower at $10.0 million (2006: $13.4 million).

•	Interest and other income increased 61% to $355,085 (2006: $220,226) as a result of the increase in cash and cash equivalents between years.

Summary of Quarterly Results

The quarterly results for the Company for the last eight fiscal quarters are set out in the following table.

Quarterly Results (all amounts in thousands of Canadian dollars except per share figures)
Fiscal 2007	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	10,529	8,212	9,398	8,517
Net Earnings (Loss)	(1,191)	(2,530)	(1,367)	(3,295)
Earnings (Loss) per share-Basic & diluted	(0.02)	(0.05)	(0.03)	(0.06)

Fiscal 2006	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	10,632	11,111	5,986	7,394
Net Earnings (Loss)	(2,464)	2,310	(901)	(5,402)
Earnings (Loss) per share-Basic & diluted	(0.04)	0.05	(0.02)	(0.12)

Quarterly results continue to fluctuate as the Company matures, however, 13,635 ounces of gold were sold in the fourth quarter of fiscal 2007 at an average price of CDN$772.  Encouraging productivity gains also materialised with a reduction in operating costs to realise a $0.6 million production margin(1) in the fourth quarter of fiscal 2007.

1 production margin is defined as revenue less operating costs, amortization and depletion and royalties

As a consequence of cost reduction initiatives, but also due to competitiveness of the labour market, the number of full time employees has fallen 10% from 254 to 229 since the April 30, 2006. The number of people involved in production activities fell from 164 to 151 during the year. Investment in training programs remains a key area of focus and during the quarter a personnel development process was formalized and rolled out for all production staff. This scheme will be effective for all employees by the end of the first quarter of fiscal 2008.

In recognition of the considerable attention and improvements made to mine safety, MASHA (Mines & Aggregates Safety & Health Association (Ontario)) awarded its 2006 Safety Award to the Company. Medical aid frequency has fallen from 19.4 events in fiscal 2004 to close to zero events for the year ended April 30, 2007. As a consequence WSIB premiums have fallen from $711,000 to below $2,000 over the same period. The efforts of six of the Company’s supervisors were also recognised recently at the annual MASHA safety ceremony for achieving over 5,000 safe shifts.

In December the KGI exploration team was awarded the Ontario Prospector of the Year Award by the Ontario Prospectors Association. This award recognizes the most significant new discovery made in the Province of Ontario over the past year.

Exploration and Geology Update

The bulk of the exploration activity which took place during the year related to the new ‘South Mine Complex’ (‘SMC’) where Proven and Probable Reserves plus Measured and Indicated Resources increased from 144,000 ounces to  372,500 ounces, an increase of 249%.  Inferred resources in the new SMC also increased by 97% during the year.

Given the potential significance of results from the new SMC , the exploration budget will increase to $7.1 million in fiscal 2008 (2007: $4.9 million).

Outlook

The Company continues seeking ways to raise production levels and to improve efficiencies by providing consistent investment in training, exploration, and equipment. Production forecasts for fiscal 2008 indicate annual gold production of between 57,000- 62,000 ounces. See ‘Forward Looking Information’ for a description of the factors that may cause actual results to differ from this forecast.

Mine design of the new high grade zones to the south has commenced with additional geotechnical information still being incorporated into the development plans as available. Multiple face development on these new zones started on the 5300 level and the completion of a second ore and waste pass system below the 5000 level will now add much needed operational flexibility. Recognising the strategic importance of this new mine system, a new two year exploration drilling and development program is underway and the level of definition drilling is being increased with immediate effect.

Substantial costs and management time continue to be invested in improving operational systems, controls and processes. These initiatives will enable management to identify further opportunities to improve productivity, reduce operating costs and contribute towards achieving compliance with its statutory reporting obligations.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

To date, the Company has relied significantly on private placement financings of its equity securities to finance its operations. With limited cash resources and insufficient income at this stage to cover expenses, the liquidity risk is significant. A series of cost reduction measures as well as control and process improvements have been implemented to tighten expenditure controls. However, success will depend largely upon improvements in the execution and efficiency of production and the Company’s ability to continue to add to reserves as cost effectively as in the past.

Sales of gold bars and the majority of the Company’s expenses are incurred in Canadian Dollars therefore the Company is substantially protected against movements in foreign exchange. The Company’s principal exchange rate risk relates to movements between the Canadian Dollar and US Dollar on the price of gold.

Our holding of cash balances is kept under review and surplus funds are held on deposit at rates set by reference to the prevailing Prime Rate. There are no fixed, floating rate or interest free financial liabilities by way of borrowing.

Cash and short terms deposits (denominated in Canadian dollars) were as follows:

Currency	At April 30, 2007	At January 31, 2007	At April 30, 2006
Canadian Accounts	26,219,234	16,992,468	9,169,026
US Accounts	55,799	228,518	242,899
Total	26,275,033	17,220,986	9,411,925

Interest received on Canadian Dollar deposits ranges from 2.35 - 4.25% and interest received on US dollar balances is 2.5% currently.

A $1.9 million increase in losses together with a 35% reduction in accounts payable and accrued liabilities from fiscal 2006 to 2007 resulted in cash flow used for operating activities increasing $2.2 million to $7,050,620 (2006- cash used $4,804,198).  The $1.9 million increase in losses resulted from a 2% point reduction in production margins ($0.8 million) and a $1.4 million increase in general and administrative expenses offset by marginally lower expenditure on exploration and higher interest income ($0.3 million).

Capital spending on mine development and equipment decreased to $7,131,672 down from $14,585,798 reported for the prior year, this decrease reflects a slowdown in capital development as planning for the new South Area Mine progresses and the impact of abnormally high development costs in 2006 when the D-Zone ramp system and de-watering and re-commissioning activities were taking place on the 5100, 5300 and 5700 levels.

A ‘flow-through’ financing raised $1.8 million during the third quarter. On a year to date basis, net proceeds from the issuance of common shares and common share purchase warrants by private placement was $31.3 million in fiscal 2007 and $20.2 million in fiscal 2006.

Our bankers refunded a security deposit of $499,388 held to secure payroll services earlier in the year. The remaining security deposit of $190,000 is held for the benefit of the Independent Electrical System Operator of Ontario (IESO) to secure the provision of electricity to the Macassa property.

Cash flows applied to investing activities of $7,415,261 was lower than in 2006 as a result of lower investment in capital development headings. Spending on underground development in 2007 was down 56% at $5,366,601 compared to the same period in fiscal 2006 due to the completion of the D-Zone infrastructure including muck passes, vent raises, access ramp and 5036 and 4721 ramp complexes.

The Company’s cash resources of $26,275,033 are expected to be sufficient to fund the Company’s planned exploration and development activities for the coming 12-18 months without further funding being required. As at July 17, 2007 the Company had cash resources of $36,477,231.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short term investments, security deposits, accounts receivable, accounts payable, and other liabilities. At April 30, 2007, the carrying values of these instruments approximate their fair values based on the nature of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

As at April 30, 2007, the Company had an outstanding commodity contract with Johnson Matthey Plc to fix the price of gold for a portion of the first gold pour in fiscal 2008.  As at April 30, 2007 there were 232 ounces at an average price of $753 to be delivered under this contract.

Commitments

The Company has a number of commitments affecting the current as well as future periods.  Details of these commitments can be found at Note 16 of the audited financial statements.

As part of the transaction to purchase the assets from Kinross Gold Corporation (the previous owner), a net smelter royalty is payable quarterly based on production levels and a predetermined percentage linked to the price of gold.  This agreement terminates when payments reach $15 million.

The Company also has two Joint Venture (JV) arrangements with Queenston Mining Inc. to explore certain properties adjacent to its Macassa property.  Under one JV, the Company has met its obligation to spend $332,028 before June 30, 2007.  In addition, the JV partners have until September 1, 2007 to decide whether to commit to a further $500,000 each to this first JV project.  The second JV, the Company has committed to spending $517,000 in fiscal 2008.  The Company has also committed to pay the vendor of the property $62,500 and issue shares in the equivalent amount on or before January 15, 2008.

Related Party Transactions

Pursuant to an agreement between the Company and Quest Management Ltd., the Company pays $3,500 per month to Quest in consideration of Quest providing office, reception, secretarial and accounting services to the Company. During fiscal year 2007, the total fees paid to Quest for services performed under the agreement were $42,000. Quest is a subsidiary of Quest Capital Corp. and has one common director and a common corporate secretary with the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The details of the Company’s accounting policies are presented in accordance with Canadian generally accepted accounting principles (GAAP) as set out in Note 2 to the financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The preparation of the Company’s financial statements depend upon estimates of proven and probable reserves, measured and indicated mineral resources and recoverable ounces, assumptions of operating costs and future gold prices and possible values assigned to potential resources on exploration properties. Such estimates and assumptions affect the cost recovery of long-lived assets and the rate at which depletion and amortization are charged to earnings. In addition, management must estimate costs associated with mine reclamation and closure costs.

The following estimates are considered by management to be the most critical for investors to understand some of the processes and reasoning that go into the preparation of the Company’s financial statements, providing some insight also to uncertainties that could impact the Company’s financial results.

Going Concern

While the annual financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain historical adverse conditions and events cast substantial doubt upon the validity of this assumption.

During the years ended April 30, 2007, 2006 and 2005, the Company incurred losses of $8.4 million, $6.5 million and $28.2 million, respectively.  Cash flow required for operating activities, including exploration costs charged to operations of $18.0 million, aggregated $37.7 million for the three years in total.  The funds required to continue operations and exploration activities during this period have been financed primarily from the issue of equity or convertible debt instruments.

At April 30, 2007, the Company had working capital of $26.2 million and was committed to expend $1.4 million on eligible flow-through expenditures before December 31, 2007.  Management estimates that these funds, together with cash flow from targeted operations, will be sufficient to meet the Company's obligations and capital expenditure plans for next year.  However, differences between actual results and those projected by management may be material.  It is possible that the operations will not generate sufficient cash flow for the Company to continue in the normal course without funding being provided from outside sources.

While management has been successful in obtaining sufficient funding for the Company’s operating and capital exploration requirements in the past, there is no assurance that such funding will be available to the Company, or that it will be available on terms which are acceptable to management.  If funding does not become available, the Company may not be able to continue as a going concern.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Measurement Uncertainty

The Company's history of operating losses from mining operations indicate at April 30, 2007, that the recorded costs for mineral properties and related fixed assets may not be recoverable.  Management estimates, using a constant gold price of CDN $591 per ounce and operating costs similar to historical costs incurred over the past year, that annual production of approximately 59,000 ounces in fiscal 2008 and 80,000 ounces for each year thereafter would be required to cover costs of operations and estimated capital expenditures required for mining operations.  To date the Company has not been successful in achieving and sustaining this rate of production.  To recover these costs, and the carrying values of mineral properties and other mining assets, over the life of the mine will require a significant increase in tonnage of ore processed and ounces of gold produced annually, a reduction in the workforce and associated mining costs through the curtailment of certain development projects, or both.

There is significant uncertainty associated with the ability of the Company to achieve the increase in production or reduction in costs necessary to recover the carrying value of the mineral property and related assets.  In addition, gold price or Canadian/U.S. dollar exchange rate movements, the success of the Company in realizing the benefit of the production improvements noted above, changes in the costs of labour, and the other costs or unforeseen production difficulties all would have an impact on the ability of the Company to achieve its goals from operations.  The amount of working capital currently available for use by the Company could mean that a minor adverse development could have a significant impact on the Company's operations and ability to recover costs.

Mineral Reserves & Deferred Exploration Costs

The Company expenses exploration expenditures and near term ore development costs as incurred. Property acquisition costs and longer term development costs incurred to expand ore reserves are deferred and depleted on a units-of-production basis over proven and probable reserves which are currently accessible by the Company.  Management's estimate of gold price, recoverability, proven and probable reserves, operating capital and reclamation costs are subject to risk and uncertainties affecting the recoverability of the Company's investment in mineral properties.  The Company assesses capitalized costs for recoverability on an annual basis or more frequently if changes in circumstances suggest that possible impairment.  Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, reserves and operating, capital and reclamation costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to fair value.

Closure Costs

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. These estimates are currently being updated by management and are recorded as a liability at their fair values in the periods in which they occur. If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense, resulting in a reduction in the Company’s earnings and net assets.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as at the financial year ended April 30, 2007.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at April 30, 2007 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

Internal Controls over Financial Reporting

As at the financial year ended April 30, 2007, the Chief Executive Officer and Chief Financial Officer evaluated the design of the Company’s internal controls over financial reporting.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of internal control over financial reporting was effective as at April 30, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

CHANGES IN ACCOUNTING POLICIES

In April 2005, the AcSB issued CICA 3855 – Financial Instruments Recognition and Measurement.  Financial instruments other than trade receivables, trade payables, and certain other financial liabilities including long term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possible certain other assets, designated as being “available for sale” securities, where changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired.  At that time, the gains and losses are transferred to the operations statement. The result of applying this standard is that income from these investments will be reported in the statement of operations as if the asset were accounted for at historical cost.

In April 2005, the AcSB issued CICA 1530, Comprehensive Income, which introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under U.S. GAAP, is the change in shareholders’ equity of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

In April 2005, the AcSB issued CICA 3865, Hedges, which is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting applies and what disclosures are necessary when it is applied.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a fiscal year and only if the Company has not already issued interim financial statements that cover part of the year.  The Company is currently assessing the impact of these standards.

In June 2005, the AcSB issued CICA 3831, Non-monetary Transactions, replacing the former CICA 3830, Non-monetary Transactions. This statement will be effective for fiscal periods beginning after January 1, 2006. Earlier application is permitted for non-monetary asset exchanges executed in periods beginning on or after July 1, 2005. Retroactive application is prohibited. This new Canadian standard is, in all material respects, consistent with the new U.S. standard described above.  The Company did not have any non-monetary transactions in the current fiscal year ended April 30, 2007.

OTHER MATTERS

Outstanding Share Data

As at the date of this MD&A the following securities are outstanding:

Common Shares	55,222,883
Options	486,000
Warrants	0

Further Information

Additional information relating to the Company, including its Annual Information Form, is on SEDAR at www.sedar.com.